Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings (Admitted in IL, NC & SC) Tel: 864.250.2207 Fax: 864.232.2925 john.jennings@nelsonmullins.com

March 28, 2011

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          SCBT Financial Corporation

Amendment No. 1 to Registration Statement on Form S-3

Registration Statement on Form S-3 Filed March 21, 2011

File No. 333-172970

Dear Ladies and Gentlemen:

On behalf of our client SCBT Financial Corporation (the “Company”), please find attached Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”).  The Company is filing Amendment No. 1 in response to the comment letter from the staff of Securities and Exchange Commission (the “SEC” or the “Commission”), dated March 23, 2011 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-3 filed on March 21, 2011 (File No. 333-172970), and subsequent discussion with the staff regarding such comment letter.  In addition, please find attached the Company’s request for acceleration of the Registration Statement on Form S-3.

The revised disclosure in Amendment No. 1 states that each of the selling securityholders listed on page 19 of Form S-3 may be deemed to be an affiliate of a broker-dealer, and that each selling securityholder has certified to the Company that it bought the securities to be resold in the ordinary course of business, and at the time of purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

If you have any questions or comments related to this filing, please contact John M. Jennings of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2207 and fax (864) 250-2349.  Please copy Donald E. Pickett, Executive Vice President and Chief Financial Officer of the Company, at fax (803) 765-1966 or Donnie.Pickett@scbtonline.com on any written comments.

Very truly yours,

/s/ John M. Jennings

John M. Jennings

cc: Donald E. Pickett, Executive Vice President and Chief Financial Officer of SCBT Financial Corporation